Computershare Trust Company of Canada
Sixth Floor
530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Telephone 403-267-6800
Facsimile 403-267-6529
www.computershare.com

August 16, 2004

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers TSX

Dear Sirs:

Subject:      TransGlobe Energy Corporation

We confirm that the following material was sent by pre-paid mail on August 13, 2004 to the registered shareholders of the common shares of the subject Corporation:

  Second Interim Report for the three and six months ended June 30, 2004

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Instrument 54-102.

Yours truly,

"signed by"

Robyn Hall
Mailing Professional
ClientServicesMailings@Computershare.com

cc:	TransGlobe Energy Corporation
	Attention:	Margaret Wardle